November 7, 2018

Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Cancer Technology, Inc. Offering Statement on Form 1-A Filed November 7, 2018 File No. 024-10909

Dear Ms. Ravitz:

Global Cancer Technology, Inc. (the “Company”) has today filed the above-referenced amended Regulation A Offering Statement (the “Offering Statement”) on Form 1-A (File No. 367-00167”). In response to the comments in your staff’s letter dated November 2, 2018, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in the comment letter:

Offering Statement on Form 1-A

Risk Factors, page 5

1.	Please expand your revisions in response to prior comment 2 to clarify the purpose of the arrangements regarding the two subsidiaries mentioned on pages 2 and 17 and the intended subsidiary noted on page 2. It is unclear from your revisions why these subsidiaries are not wholly owned and why you will develop the technology in these separate entities. Please also revise to make clear throughout your document that investors in this offering will not have a continuing ownership interest in these entities after you undertake the transactions to which you refer. Likewise, revise to disclose the interests that members of your scientific advisory board and individuals listed on your Web site have in these subsidiaries and transactions.

RESPONSE: Language has been added to clarify the purposes of the arrangements in regard to the two subsidiaries. The parties disclosed in this section, some of whom are members of the Company’s Scientific Advisory Board, were instrumental in assisting the company in obtaining the licenses, for which they received a portion of the ownership in these entities. These parties are also anticipated to assist in the development of the technology. As disclosed in this section, the Company has no plans to dispose of these subsidiaries.

Amanda Ravitz, Assistant Director

November 7, 2018

We may invest or spend the proceeds of this offering in ways ..., page 10

2.	We note your revisions in response to prior comment 4. Your disclosure here continues to list purposes of this offering and intended uses that are different from the uses listed on pages 15-16. Please revise.

RESPONSE: This risk factor has been revised to list purposes which match the intended uses disclosed on the subsequent pages.

Government Regulation, page 19

3.	We note your response to prior comment 5. Please discuss in greater detail the regulatory process, such as advertising and promotion, post-market reporting and record keeping requirements, import and export requirements and sanctions for non-compliance. Also, expand your disclosure about your products and classes to clarify whether your products are Class I, II or III medical devices.

RESPONSE: This section has been completely revised to add the requested information.

Plan of Operation, page 25

4.	We note your response to prior comment 6. Please explain what you mean by the disclosure that the "beta" has been "completed and validated." In addition, revise the disclosure about "sufficient funding" to quantify the amount of funding. Also, tell us why you deleted the disclosure that the technology "is to be developed over six years."

RESPONSE: The Company has added language explaining completion of beta testing and validation. As disclosed in this section, the beta process was performed internally to demonstrate and visualize quantum dots that were mixed into a polymer marker substance. This process was validated internally by confirming and recording that the sequence of quantum dots was illuminated.

Throughout this section, the Company has revised the use of “successful funding” to clarify which costs are intended to be covered by this offering or may require future funding. Where these costs are unknown at this stage, the Company has so stated. Management has also included in the Use of Proceeds and in the Government Regulation sections information on the estimated costs of the projects.

The reference to development over six years was a typographical mistake in the original filing and had no reference to the plans of the Company. This phrase has been removed from the offering circular.

Exhibits

5.	Please file a revised opinion to address whether the shares of the selling stockholders have been duly authorized, validly issued, fully paid and non-assessable.

RESPONSE: The revised opinion letter has been included with this filing.

General

6.	Your revisions in response to prior comment 1 appear inconsistent with the prohibition on at-the-market offerings in Rule 251(d)(3)(ii). Therefore, please revise to disclose the fixed price at which the selling shareholders will sell their shares for the duration of the offering.

Amanda Ravitz, Assistant Director

November 7, 2018

RESPONSE: The cover page, the Summary section, and the Plan of Distribution section have been revised to designate the offering price of the shares of the selling stockholder at a fixed price.

Please feel free to contact me if further information is required for this filing.

Sincerely,

/s/ Ronald N. Vance
Ronald N. Vance, Partner

cc:	Tom Jones, SEC John Clark, CEO